

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

Via E-mail
Robert W. Walker
President and Chief Executive Officer
Premier Financial Bancorp, Inc.
2883 Fifth Avenue
Huntington, West Virginia 25702

Re: Premier Financial Bancorp, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed March 29, 2011
    File No. 0-20908

Dear Mr. Walker:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Mark Webb

                    Mark Webb
                    Legal Branch Chief